UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
        OF 1940 AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1):

         [X]      MERGER

         [_]      LIQUIDATION

         [_]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [_]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: RBC Funds, Inc.

3.       Securities and Exchange Commission File No.: 811-08384

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application        [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         100 South Fifth Street
         Suite 2300
         Minneapolis, MN 55402

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Joseph R. Fleming
         Dechert LLP
         200 Clarendon Street, 27th Floor
         Boston, MA 02116
         (617) 728-7161

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Voyageur Asset Management Inc.
         100 South Fifth Street
         Suite 2300
         Minneapolis, MN 55402
         Telephone:  1-800-844-6978

8.       Classification of fund (check only one):

         [X]      Management company

         [_]      Unit investment trust; or

         [_]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X] Open-end           [_] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser(s):
         ----------------------

         Voyageur Asset Management Inc.
         100 South Fifth Street
         Suite 2300
         Minneapolis, MN 55402

         Glenwood Capital Management, Inc.
         3201 Beechleaf Court
         Suite 350
         Raleigh, NC 27604

         Centura Bank
         131 North Church Street
         Rocky Mount, NC 27802

         Sub-Adviser:
         ------------

         Sovereign Advisers
         6302 Fairview Road
         Suite 450
         Charlotte, NC 28210

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Centura Funds Distributor, Inc.
         3435 Stelzer Road
         Columbus, OH 43219

13.      If the fund is a unit investment trust ("UIT") provide: N/A

         (a) Depositors' name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [_] Yes           [X] No

         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-_____

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [_] No

                  If Yes, state the date on which the board vote took place:

                  December 2, 2003

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                  April 8, 2004

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [_] No

         (a) If Yes, list the date(s) on which the fund made those distributions: April 16, 2004

         (b)      Were the distributions made on the basis of net assets?

                  [X] Yes           [_] No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X] Yes           [_] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      LIQUIDATIONS ONLY: N/A

                  Were any distributions to shareholders made in kind?

                  [_] Yes           [_] No

                  If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY: N/A

         Has the fund issued senior securities?

         [_] Yes           [_] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [_] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [_] Yes           [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

         [_] Yes           [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [_] Yes           [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [_] Yes           [X] No

         If yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                           $203,317.29

                  (ii)     Accounting expenses:                          $211.93

                  (iii)    Other expenses (list and identify
                           separately): printing, solicitation
                           and related expenses:                      $23,693.89

                  (iv)     Total expenses (sum of lines
                           (i) - (iii) above):                       $227,223.44

         (b)      How were those expenses allocated?

                  See answer to (c) below.

         (c)      Who paid those expenses?

         Voyageur Asset Management Inc. paid all ordinary expenses associated with the reorganization, including the expenses listed in 22(a)(i) - (iii) above. Registration and state filing fees related to the reorganization were paid by the Tamarack Large Cap Equity Fund, Tamarack Quality Income Fund, Tamarack Mid Cap Equity Fund, Tamarack Small Cap Equity Fund, Tamarack Government Income Fund and Tamarack North Carolina Tax-Free Bond Fund, each a separate series of Tamarack Funds Trust.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [_] Yes           [X] No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [_] Yes           [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [_] Yes           [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  1) Tamarack Large Cap Equity Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC Large Cap Equity Fund.

                  2) Tamarack Mid Cap Equity Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC Mid Cap Equity Fund.

                  3) Tamarack Small Cap Equity Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC Small Cap Equity Fund.

                  4) Tamarack Government Income Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC Government Income Fund.

                  5) Tamarack Quality Fixed Income Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC Quality Income Fund.

                  6) Tamarack North Carolina Tax-Free Bond Fund, a series of Tamarack Funds Trust, acquired the assets and liabilities of RBC North Carolina Tax-Free Bond Fund.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-21475

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No:     811-08348
                  Form Type:   DEF 14A
                  Date Filed:  February 9, 2004

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of RBC Funds, Inc., (ii) she is the President and Chief Executive Officer of RBC Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

Date: June 18, 2004


                                    /s/ Jennifer Lammers
                                    --------------------------------------------
                                    Name:  Jennifer Lammers
                                    Title: President and Chief Executive Officer